UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Charter Communications, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

16117M305

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16117M305

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,076,752 Shares (1)
	6.	Shared Voting Power -0- Shares
	7.	Sole Dispositive Power 5,076,752 Shares (1)
	8.	Shared Dispositive Power -0- Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,076,752 Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (a) 20,138 shares of Class A Common Stock of the Issuer, (b) 4,669,384 shares of Class A Common Stock of the Issuer issuable upon the exercise of seven-year warrants, and (c) 387,230 shares of Class A Common Stock of the Issuer issuable upon the exercise of five-year warrants.
(2)	The calculation of the percentage assumes that (i) the warrants to purchase Class A Common Stock of the Issuer held by the Reporting Person have been exercised and (ii) there are 101,052,864 shares of Class A Common Stock of the Issuer issued and outstanding as reported in the Form 10-Q of the Issuer filed on November 6, 2012).

Item 1.

	(a)	Name of Issuer:

Charter Communications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12405 Powerscourt Drive
St. Louis, Missouri 63131

Item 2.

	(a)	Name of Person Filing:

Paul G. Allen

	(b)	Address of Principal Business Office, or if none, Residence:

c/o Vulcan, Inc.
505 Fifth Avenue South, Suite 900
Seattle, Washington 98104

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Class A Common Stock

	(e)	CUSIP Number:

16117M305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,076,752 Shares (1)

(b)	Percent of class: 4.8% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,076,752 Shares (1)

(ii)	Shared power to vote or to direct the vote: -0- Shares

(iii)	Sole power to dispose or to direct the disposition of: 5,076,752 Shares (1)

(iv)	Shared power to dispose or to direct the disposition of: -0- Shares

(1) Represents (a) 20,138 shares of Class A Common Stock of the Issuer, (b) 4,669,384 shares of Class A Common Stock of the Issuer issuable upon the exercise of seven-year warrants, and (c) 387,230 shares of Class A Common Stock of the Issuer issuable upon the exercise of five-year warrants.

(2) The calculation of the percentage assumes that (i) the warrants to purchase Class A Common Stock of the Issuer held by the Reporting Person have been exercised and (ii) there are 101,052,864 shares of Class A Common Stock of the Issuer issued and outstanding as reported in the Form 10-Q of the Issuer filed on November 6, 2012).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013	PAUL G. ALLEN

	By:	/s/ Paul Ghaffari, Attorney-in-fact
Paul Ghaffari, Attorney-in-fact for Paul G. Allen

EXHIBIT INDEX

10.1	Power of Attorney of Paul G. Allen, dated February 8, 2013